UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-35105

PRIME ACQUISITION CORP.

(Translation of registrant’s name into English)

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 21, 2012, the Board of Directors (the “Board”) of the Prime Acquisition Corp. (the “Company”), upon the recommendation of the Governance and Nominating Committee of the Board, appointed Mr. George Kaufman to serve as a member of the Board, as a member of each of the Audit Committee and the Compensation Committee of the Board, and as the chairman of the Governance and Nominating Committee of the Board, effective immediately.

After discussion and review of the applicable standards, the Board also determined that Mr. Kaufman is “independent” within the meaning of Rule 5605(a)(2) of the NASDAQ Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Mr. Kaufman is a Managing Director at Chardan Capital Markets, LLC (“Chardan”), which was the representative of the underwriters of the Company’s initial public offering.

Concurrently with Mr. Kaufman’s appointments, Diana Chia-Huei Liu, our Chief Executive Officer, ceased to be a member of each of the Compensation Committee and the Governance and Nominating Committee of the Board, and Gary Han-Ming Chang, our Chief Investment Officer, ceased to be a member of the Audit Committee of the Board. Ms. Liu and Mr. Chang continue to serve as members of the Board.

In connection with his appointment, the Board granted Mr. Kaufman 5,000 options (the “Options”), each Option to purchase one ordinary share at an exercise price of $0.001 per ordinary share. The Options will vest on a quarterly basis commencing on June 30, 2012, provided Mr. Kaufman has continuously been an officer or director of the Company through the applicable vesting date. The Options have a term of five years from the date of issuance.

On March 23, 2012, the Company issued a press release announcing that the Board, upon the recommendation of the Board’s Governance and Nominating Committee, appointed Mr. George Kaufman to serve as a member of the Board. A copy of the press release making the announcement is attached as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release dated March 23, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 23, 2012	PRIME ACQUISITION CORP.

	By:	Diana Chia-Huei Liu
Name: Diana Chia-Huei Liu
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Press release dated March 23, 2012